August 17, 2011

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: Larry Spirgel, Assistant Director

100 F Street, NE

Washington D.C. 20549

Re:	Infinera Corporation

Form 10-K for the fiscal year ended December 25, 2010

Filed March 1, 2011

Form 10-Q for the quarter ended June 25, 2011

Filed August 2, 2011

File No. 001-33486

Dear Mr. Spirgel:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission’s (the “Commission”) letter dated August 4, 2011, we have reviewed the comments and questions related to the above-listed filings (the “Filings”) of Infinera Corporation (the “Company”). Our responses to the comments are provided below. For reference purposes, the text of each of the Staff’s comments has been reproduced herein, followed by the Company’s response.

The Company acknowledges that, as described in the responses below, we will address the Staff’s comments in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended December 25, 2010

12. Legal Matters, 101

1.	Please refer to the Cheetah litigation. We note that you are “unable to predict the likelihood of an unfavorable outcome.” Tell us why this conclusion complies with the disclosure requirements of ASC 450-20-50.

Response: We considered the provisions of ASC 450-20-50 in preparing the audited financial statements included in the Company’s Form 10-K for the year ended December 25, 2010. We noted that in instances where the likelihood of a material loss is determined to be at least reasonably possible, ASC 450-20-50 requires either (a) disclosure of the estimated loss, or range of loss, or (b) disclosure that such an estimate cannot be made. We recognize that a range of losses does not have to rise to a level of certainty before disclosure of the range is required. However, our understanding is that this disclosure under ASC 450-20-50 is not required when the probability of a loss is less than reasonably possible. With these considerations in mind, in preparation of our quarterly and annual financial statements, we evaluate our loss contingencies to determine the likelihood of a loss and whether it is probable, reasonably possible or remote that a liability has been incurred and if it is at least reasonably possible, whether a possible loss or range of loss can be reasonably estimated.

Securities and Exchange Commission

Re: Infinera Corporation

August 17, 2011

With respect to the disclosure of the Cheetah litigation matter in our Form 10-K for the fiscal year ended December 25, 2010, based on the information available at that time, we concluded that the likelihood of a loss with respect to this suit was less than reasonably possible. Factors that we considered in the determination of the likelihood of a loss in respect to this matter, included the merits of the case, the nature of the litigation (including the complex and technical nature of patent litigation), the length of time the matter has been pending, the status of the re-examination of the underlying patents at issue by the U.S. Patent and Trademark Office, the status of the plaintiff as a non-operating entity, the ability of the plaintiff to fund the litigation, and the lack of any specific amount (or range of amounts) for the alleged damages sought in the complaint. We will continue to assess our conclusion as to the likelihood of a loss on a quarterly basis to determine whether the factors impacting the case justify a change in this conclusion.

In light of the Staff’s comments, we will enhance our future disclosures to include our determination of the likelihood of a loss with respect to any material litigation matter or other loss contingency. In addition, if in the future we determine that the likelihood of a loss is at least reasonably possible, then we will disclose details of any material accruals recorded in the financial statements and an estimate of any additional possible loss or range of losses or a statement that such an estimate cannot be made. We will also enhance our disclosure of each material litigation matter to include a qualitative discussion of the factors that we used to determine such loss or range of loss or to determine that a range cannot be provided.

Form 10-Q for the Quarterly Period Ended June 25, 2011

1. Basis of Presentation, page 6

2.	Please refer to the last paragraph. If true, disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

Response: In response to the Staff’s comment, we confirm that all adjustments are of a normal recurring nature and that we will make the following disclosure in our future Form 10-Q filings:

“The interim financial information is unaudited, but reflects all adjustments that are, in management’s opinion, necessary to provide a fair presentation of results for the interim periods presented. All adjustments are of a normal recurring nature.”

If applicable in future filings, we will disclose the nature and amount of any adjustments other than normal recurring adjustments.

Securities and Exchange Commission

Re: Infinera Corporation

August 17, 2011

Other Matters

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (408) 572-5200 if you should have any further questions or comments concerning this matter. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Filings when the Staff’s review is complete.

Sincerely,

/s/ ITA M. BRENNAN
Ita M. Brennan
Chief Financial Officer

cc:	Michael McCarthy, Esq.

Tony Jefferies, Esq., Wilson Sonsini Goodrich & Rosati

David Hickox, Ernst & Young LLP

Karl Kieslich, Ernst & Young LLP